                                                                     EXHIBIT 4.2



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Description of capital stock

The following information describes our common stock and preferred stock, and provisions of our amended and restated articles of incorporation and our bylaws, all as will be in effect upon the closing of this offering. This description is only a summary. You should also refer to the amended and restated articles and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the amended and restated articles.

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.

COMMON STOCK

As of March 31, 2000, there were 7,188,794 shares of our common stock outstanding and held of record by 96 shareholders. There will be 25,515,430 shares of our common stock outstanding upon the closing of this offering, which gives effect to the issuance of 5,000,000 shares of common stock offered by us under this prospectus and the conversion of preferred stock discussed below.

Each share of our common stock has identical rights and privileges in every respect. The holders of our common stock are entitled to vote upon all matters submitted to a vote of our shareholders and are entitled to one vote for each share of common stock held. The holders of our common stock will not have cumulative voting rights.

Subject to the prior rights and preferences, if any, applicable to shares of our preferred stock or any series of preferred stock, the holders of our common stock are entitled to receive such dividends, payable in cash, stock or otherwise, as may be declared by our board of directors out of any funds legally available for the payment of dividends.

If we voluntarily or involuntarily liquidate, dissolve or wind-up, the holders of our common stock will be entitled to receive after distribution in full of the preferential amounts, if any, to be distributed to the holders of our preferred stock or any series of preferred stock, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of our common stock have no preferences or any preemptive conversion or exchange rights and there will be no redemption or sinking fund provisions applicable to our common stock.

PREFERRED STOCK

As of March 31, 2000, there were 13,326,636 shares of preferred stock outstanding. Upon the closing of this offering, all outstanding shares of preferred stock will be converted into 13,326,636 shares of our common stock and will be held of record by 163 shareholders. These shares of preferred stock will no longer be authorized, issued or outstanding.

Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be provided in a resolution or resolutions adopted by the board. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. Our board of directors may authorize the issuance of shares of preferred stock with terms and conditions that could discourage a takeover or other transaction that holders of some or a

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DESCRIPTION OF CAPITAL STOCK
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majority of shares of our common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over the then market price.

REGISTRATION RIGHTS

Pursuant to a registration rights agreement entered into between us and holders
of                shares of common stock issuable upon conversion of our Series
A, Series B and Series C preferred stock, we are obligated, under limited circumstances and subject to specified conditions and limitations, to use our reasonable best efforts to register the registrable shares.

We must use our best efforts to register the registrable shares:

+ if we receive written notice from holders of 50% or more of the registrable shares requesting that we effect a registration with respect to at least 20% of the registrable shares then held by the holders requesting registration;

+  if we decide to register our own securities; or

+ if we receive written notice from any holder or holders of the registrable shares requesting that we effect a registration on Form S-3 (a shortened form of registration statement) with respect to the registrable shares and we are then eligible to use Form S-3 (which at the earliest could occur twelve calendar months after the closing of this offering).

However, in addition to certain other conditions and limitations, if requested by the underwriters to decrease the number of shares registered, we can limit the number of registrable shares included in the registration. The underwriters have requested that no registrable shares be registered in this offering. In addition, the holders of these registration rights have entered into lock-up agreements and waived their registration rights for a period of 180 days following this offering.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

Our amended and restated articles of incorporation limit the personal liability of our directors for monetary damages to the fullest extent permitted by the California General Corporation Law. Under California law, a director's liability to a company or its shareholders may not be limited:

+ for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

+ for acts or omissions that a director believes to be contrary to the best interests of the company or its shareholders or that involve the absence of good faith on the part of the director;

+ for any transaction from which a director derived an improper personal benefit;

+ for acts or omissions that show a reckless disregard for the director's duty to the company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing the director's duties, of a risk of serious injury to the company or its shareholders;

+ for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the company or its shareholders;

+ under Section 310 of the California General Corporation Law concerning contracts or transactions between the company and a director; or

+ under Section 316 of the California General Corporation Law concerning directors' liability for improper dividends, loans and guarantees.

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